UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
WCI Communities, Inc.
(Name of Issuer)
Common Stock, Par Value $.01
(Title of Class of Securities)
92923C104
(CUSIP Number)
Marc Weitzen, Esq.
General Counsel
Icahn Associates Corp. & affiliated companies
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 20, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

TABLE OF CONTENTS

Item 1. Security and Issuer
Item 4. Purpose of Transaction
SIGNATURE
SCHEDULE 13D
Item 1. Security and Issuer
     The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons on January 12, 2007 (as amended, the “Initial 13D”), as amended by amendment No. 1 thereto, amendment No. 2 thereto (which was inadvertently filed as amendment No. 3), amendment No. 3 thereto, amendment No. 4 thereto, amendment No. 5 thereto, and amendment No. 6 thereto, filed with the SEC by the Reporting Persons on February 16, 2007, May 31, 2007, June 6, 2007, June 11, 2007, August 21, 2007, and December 10, 2007, respectively, and as amended by the Tender Offer Statement on Schedule TO filed by the Reporting Persons, and certain affiliated parties, with the SEC on March 23, 2007, and as amended by amendments Nos. 1, 2 and 3 thereto filed by such parties with the SEC on May, 11, 2007, May 17, 2007 and May 21, 2007, respectively, with respect to the shares of Common Stock, par value $.01 (the “Shares”), issued by WCI Communities, Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.
Item 4. Purpose of Transaction
     Item 4 of the Initial 13D is hereby amended by the addition of the following:
     On June 13, 2008, the Issuer announced that its Board of Directors formed a Special Committee of disinterested members of the Board of Directors to review and evaluate alternative restructuring proposals that the Issuer may receive from potential investors. The Reporting Persons are engaging in discussions with the Special Committee and its advisors regarding potential restructuring proposals. Such discussions may ultimately lead to Reporting Persons entering into a transaction with the Issuer. However, there can be no assurance that any restructuring proposal, if made, will be acceptable to the Special Committee or, even if acceptable, will lead to a transaction.

SIGNATURE
   After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 20, 2008

HIGH RIVER LIMITED PARTNERSHIP
By:	Hopper Investments LLC, general partner
By:	Barberry Corp., sole member

By:	/s/ Edward Mattner

Name:	Edward Mattner
Title:	Authorized Signatory

HOPPER INVESTMENTS LLC
By:	Barberry Corp., sole member

By:	/s/ Edward Mattner

Name:	Edward Mattner
Title:	Authorized Signatory

BARBERRY CORP.

By:	/s/ Edward Mattner

Name:	Edward Mattner
Title:	Authorized Signatory

BECKTON CORP.

By:	/s/ Edward E. Mattner

Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN PARTNERS LP

By:	/s/ Keith A. Meister

Name:	Keith A. Meister
Title:	Managing Director

ICAHN ONSHORE LP

By:	/s/ Keith A. Meister

Name:	Keith A. Meister
Title:	Managing Director

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Keith A. Meister

Name:	Keith A. Meister
Title:	Managing Director

ICAHN OFFSHORE LP

By:	/s/ Keith A. Meister

Name:	Keith A. Meister
Title:	Managing Director

ICAHN PARTNERS HOLDING LP
By:	IPH GP LLC, general partner
By:	Icahn Enterprises Holdings L.P., general partner
By:	Icahn Enterprises G.P. Inc., general partner

By:	/s/ Andrew Skobe

Name:	Andrew Skobe
Title:	Interim Chief Financial Officer

IPH GP LLC
By:	Icahn Enterprises Holdings L.P., general partner
By:	Icahn Enterprises G.P. Inc., general partner

By:	/s/ Andrew Skobe

Name:	Andrew Skobe
Title:	Interim Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By:	Icahn Enterprises G.P. Inc., general partner

By:	/s/ Andrew Skobe

Name:	Andrew Skobe
Title:	Interim Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Andrew Skobe

Name:	Andrew Skobe
Title:	Interim Chief Financial Officer

/s/ Carl C. Icahn

CARL C. ICAHN